Option Care Health, Inc.

3000 Lakeside Drive, Suite 300N

Bannockburn, Illinois 60015

July 6, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                           Option Care Health, Inc.
Registration Statement on Form S-3

Filing Date June 26, 2020

File No. 333-239504

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Option Care Health, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (the “Registration Statement”), File No. 333-239504, to 4:30 p.m., Eastern Time, on July 8, 2020, or as soon thereafter as practicable.

Please contact Ross M. Leff of Kirkland & Ellis LLP, counsel to the Company, at (212) 446-4947 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Michael Shapiro
Michael Shapiro
Chief Financial Officer